Exhibit (a)(5)(O)

Only for information purposes

DELPHI RESEARCH | Scharnweberstr. 11, 10247 Berlin, Germany

Name
Adresse
Adresse	VERIFICATION CODE: ABXF789
Adresse	15.08.2016

YOUR OPINION AS AIXTRON SHAREHOLDER

Dear shareholder,

On 29 July 2016, Grand Chip Investment GmbH (the “Bidder”) published the offer document with respect to a voluntary public takeover offer to the shareholders of AIXTRON SE (“AIXTRON”), Herzogenrath, Germany, to acquire all no-par value registered shares of AIXTRON (“AIXTRON Shares”), including all AIXTRON Shares represented by American Depositary Shares (“ADSs”).

On behalf of the Bidder, we are seeking to determine the current sentiment towards the takeover offer through a brief survey. Your opinion as a shareholder is of high importance to the Bidder.

We would therefore kindly ask you to take a couple of minutes to answer the following questions. The survey should take no longer than 2 minutes of your time. In order to complete the survey, please use the following options:

In case you would like to participate in this survey online:

•                  Please enter the following link into your web-browser: www.survey-gci.com

•                  On the first page of the online survey, you will be asked to enter your verification code. This number is also located on the top right hand side of this letter. The verification code serves to avoid multiple participations. Your personal data will not be linked with the verification code.

•                  Please be assured that this survey is anonymous.

In case you would like to participate in this survey via post or fax:

•                  Please tick only one answer per question

•                  Please send the completed questionnaire using the enclosed, stamped envelope to the specified mailbox

•                  Or send us the completed questionnaire via fax to: +49 (0) 6732-940194

•                  Please do not write your name on the questionnaire form, since this is an anonymous survey

•                  Please only use the specified mailbox address for participation in this survey

The closing date for the online survey and the entry deadline for the reply via post or fax is 18.09.2016.

In advance, we would like to thank you for participating in this survey!

Kind regards,Delphi Research

Important Information 1:

This survey is a shareholder survey on behalf of Fujian Grand Chip Investment („Fujan”).Delphi Research, Scharnweberstr. 11, 10247 Berlin („Delphi”) is in charge of the conduction of this survey. Aixtron SE, Dornkaulstraße 2, 52134 Herzogenrath („Aixtron”) is the responsible authority with regard to the processing of personal data according to data protection law. Your answers are sent to Delphi. These data will aggregated and analyzed anonymously  by Delphi on behalf of Aixtron. Only the aggregated results will be delivered to Fujan.

Important Information 2:

This letter and the accompanying survey are for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell securities. The Takeover Offer for the outstanding AIXTRON Shares (including AIXTRON Shares represented by ADSs) commenced on 29 July 2016. The terms and conditions of the Takeover Offer are published in, and the solicitation and offer to purchase AIXTRON Shares (including AIXTRON Shares represented by ADSs) are made only pursuant to the Offer Document as approved by BaFin and related offer materials prepared by the Bidder. The English translation of the Offer Document and related offer materials have been filed with the U.S. Securities and Exchange Commission (the “SEC”) in a Tender Offer Statement on Schedule TO. AIXTRON filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Takeover Offer.

The Tender Offer Statement, including the Offer Document, a related letter of transmittal and other related offer materials, as they each may be amended from time to time, contains important information that should be read carefully before any decision is made with respect to the Takeover Offer, because they, and not this letter or the accompany survey, will govern the terms and conditions of the Takeover Offer.

Those materials and other documents filed by the Bidder or AIXTRON with the SEC are available at no charge on the SEC’s website at www.sec.gov. In addition, the Bidder’s Tender Offer Statement and other documents it will file with the SEC will be available at www.grandchip-aixtron.com.

Important Information 3:

Dear Shareholder, due to an error from the share register operator, we received wrong shareholder data (in the meantime this data has been deleted and will not be further used). To guarantee a methodically flawless survey, we decided to set up a completely new survey. We are very sorry for any inconvenience this may cause. If you have any questions please feel free to contact us via info@delphiresearch.de.